File No. 812-15783
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

NUVEEN CHURCHILL DIRECT LENDING CORP.; NC SLF INC.; NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND; NUVEEN CHURCHILL BDC V; CHURCHILL ASSET MANAGEMENT LLC; NUVEEN ASSET MANAGEMENT, LLC; CHURCHILL DLC ADVISOR LLC; CHURCHILL PCIF ADVISOR LLC; ARCMONT ASSET MANAGEMENT LIMITED; CHURCHILL NCDLC CLO-I, LLC; CHURCHILL NCDLC CLO-II, LLC; CHURCHILL NCDLC CLO-III, LLC; NUVEEN CHURCHILL BDC SPV IV, LLC; NUVEEN CHURCHILL BDC SPV V, LLC; NCDL EQUITY HOLDINGS LLC; NC SLF SPV I, LLC; CHURCHILL NCPCIF CLO-I LLC; NCPIF EQUITY HOLDINGS LLC; NCPCIF SPV II, LLC; NCPCIF SPV III, LLC; CHURCHILL NCPCIF CLO-II LLC; NCPCIF BSL SPV I, LLC; CORA BLOCKER (US) LLC; TEACHERS INSURANCE AND ANNUITY ASSOCIATION OF AMERICA; MM FUNDING, LLC; CHURCHILL MM WAREHOUSE, LLC; CHURCHILL MM WAREHOUSE 1 LTD.; CHURCHILL MIDDLE MARKET SENIOR LOAN FUND, LP; TGAM CHURCHILL MIDDLE MARKET SENIOR LOAN FUND K, LP; CHURCHILL MIDDLE MARKET CLO IV LTD.; NAP INVESTORS FUND, L.P.; NUVEEN JUNIOR CAPITAL OPPORTUNITIES FUND, SCSP; CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – K (UNLEVERED), LP; CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN FUND; CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – EUROPEAN CO-INVEST FUND; CHURCHILL MIDDLE MARKET SENIOR LOAN FUND II – MASTER FUND, LP; CHURCHILL MIDDLE MARKET CLO III LLC; CHURCHILL MMSLF CLO-IV, LTD.; CNV INVESTOR FUND SCSP; CHURCHILL CO-INVESTMENT PARTNERS, L.P.; CHURCHILL SECONDARY PARTNERS, L.P.; CHURCHILL MIDDLE MARKET SENIOR LOAN FUND – MASTER FUND SCSP – SICAV-RAIF – FUND IV; CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND II MASTER SCSP; CM SENIOR MASTER, LP; CM MULTI MASTER, LP; NUVEEN MULTI-ASSET CREDIT FUND, LP; CHURCHILL MIDDLE MARKET CLO VII LTD.; CHURCHILL MIDDLE MARKET SENIOR LOAN FUND (JPY) SERIES 2022, L.P.; CHURCHILL CAPITAL HOLDINGS, LLC; CHURCHILL CO-INVESTMENT HOLDINGS, LLC; CHURCHILL MIDDLE MARKET SENIOR LOAN FUND – CANADA, L.P.; CHURCHILL MMSL V-L INVESTMENT SUBSIDIARY, LP; CHURCHILL MIDDLE MARKET SENIOR LOAN FUND - MASTER FUND SCSP, SICAV-RAIF - FUND V; CHURCHILL CIP II AGGREGATOR, L.P.; CHURCHILL CIP II AGGREGATOR (ECI), L.P.; CHURCHILL ARBOR GP SOLUTIONS, LP; CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND – VEHICLE A SCSP, SICAV-RAIF – FUND III; CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND – VEHICLE B SCSP, SICAV-RAIF – FUND III; CHURCHILL JUNIOR CAPITAL OPPORTUNITIES FUND – VEHICLE C, L.P. – FUND III; CHURCHILL MIDDLE MARKET CLO V LLC; CHURCHILL MIDDLE MARKET SENIOR LOAN FUND V – UNLEVERED, LP; CHURCHILL MMSLF CLO-III, LP; CM II MULTI MASTER, LP; CM II SENIOR MASTER, LP; CNV INVESTOR AGGREGATOR, LP; COPPER DIRECT LENDING L.P.; JCOF II FT AGGREGATOR, LLC; NPC CFO 2023-1 LTD.; NPC SIP 2024-1 LTD.; SIP FINANCE LP; DISTRESSED OPPORTUNITIES FUND LP; LDB CHURCHILL EQUITY PROGRAM, LLC; CHURCHILL CFO 2022-1 LTD.; CHURCHILL SECONDARIES SOLUTIONS II MASTER FUND, SCSP; CHURCHILL SECONDARIES SOLUTIONS II CO-INVEST MASTER FUND, SCSP; CHURCHILL SECONDARY PARTNERS II, L.P.; DIRECT LENDING FUND IV (MASTER) SCA SICAV-RAIF - DIRECT LENDING COMPARTMENT; DIRECT LENDING FUND IV (MASTER) SCA SICAV-RAIF - SENIOR COMPARTMENT; DIRECT LENDING FUND IV (MASTER) SCA SICAV-RAIF - CO-INVESTMENT COMPARTMENT; DIRECT LENDING FUND IV (MASTER) SCA SICAV-RAIF - DIRECT LENDING 10 COMPARTMENT; DIRECT LENDING FUND IV (MASTER-L) SCA SICAV-RAIF - DIRECT LENDING LEVERAGED COMPARTMENT; DIRECT LENDING FUND IV (MASTER-L) SCA SICAV-RAIF - SENIOR LEVERAGED COMPARTMENT; DIRECT LENDING FUND V (MASTER) SCA SICAV-RAIF - DIRECT LENDING COMPARTMENT; DIRECT LENDING FUND V (MASTER) SCA SICAV-RAIF - SENIOR COMPARTMENT; DIRECT LENDING FUND V (MASTER) SCA SICAV-RAIF - CO-INVESTMENT COMPARTMENT; DIRECT LENDING FUND V (MASTER-L) SCA SICAV-RAIF - DIRECT LENDING LEVERAGED COMPARTMENT; DIRECT LENDING FUND V (MASTER-L) SCA SICAV-RAIF - SENIOR LEVERAGED COMPARTMENT; ARCMONT CAPITAL SOLUTIONS FUND I (MASTER) SCA SICAV-RAIF - COMPARTMENT 1; CAPITAL SOLUTIONS FUND II (MASTER) SCA SICAV-RAIF - COMPARTMENT 1; IMPACT LENDING FUND I (MASTER) SCA SICAV-RAIF - COMPARTMENT 1; DIRECT LENDING EVERGREEN FUND SLP; DIRECT LENDING EVERGREEN (SENIOR) FUND SLP; DIRECT LENDING

EVERGREEN (L) FUND SLP; NUVEEN PRIVATE CAPITAL SL SCA SICAV-RAIF - NUVEEN PRIVATE CREDIT EUROPE FUND I; SENIOR LOAN FUND II (MASTER) SCA SICAV-RAIF - UNLEVERAGED; SENIOR LOAN FUND II (MASTER) SCA SICAV-RAIF - LEVERAGED; PRIVATE DEBT FUND (K) SLP; PRIVATE DEBT SMA (A) SLP; PRIVATE DEBT SMA (L) SLP; PRIVATE DEBT SMA (NST) SLP; PRIVATE DEBT SMA (Q) SLP; CS PRIVATE DEBT SLP; PRIVATE DEBT SMA (C) SLP; PRIVATE DEBT SMA (G) SLP; PRIVATE DEBT SMA (F) SLP; PRIVATE DEBT SMA (KP) SLP; PRIVATE DEBT SMA (OS) SLP; PRIVATE DEBT SMA (GENERALI) SCA SICAV-RAIF; PRIVATE DEBT SMA (P) SLP; AMBER 2022 DIRECT LENDING FUND SCA SICAV-RAIF; PRIVATE DEBT SMA (G2) SLP; PRIVATE DEBT SMA (I) SLP; PRIVATE DEBT SMA (FC) SCA SICAV-RAIF; ARCMONT PRIVATE DEBT SMA (A2) SLP; ARCMONT PRIVATE DEBT SMA (A2 CO-INVEST) SLP; PRIVATE DEBT SMA (DC) SLP; PRIVATE DEBT SMA (R) SLP; PRIVATE DEBT SMA (QUARTZ) SLP; PRIVATE DEBT SMA (MR) SLP; ARCMONT PRIVATE DEBT SMA (A-IMPACT) SLP; PRIVATE DEBT SMA (LDB) SLP; PRIVATE DEBT SMA (T) SLP; IMPACT LENDING FUND I (EUR) SLP; PRIVATE DEBT SMA (TS) SLP; NPC PRIVATE DEBT SMA (E) SLP

375 Park Avenue, 9th Floor
New York, New York 10152
(212) 478-9200

CORIENT REGISTERED ALTERNATIVES FUND

2 South Biscayne Blvd., Suite 3200
Miami, FL 33131

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

John D. McCally, Esq.
General Counsel
Churchill Asset Management LLC
8500 Andrew Carnegie Blvd
Charlotte, NC 28262
(212) 478-9200
john.mccally@churchillam.com

Copies to:
Steven B. Boehm, Esq.
Anne G. Oberndorf, Esq.
Payam Siadatpour, Esq.
Sara Sabour Nasseri, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, N.W., Suite 700
Washington, D.C. 20001
(202) 383-0100
anneoberndorf@eversheds-sutherland.com

July 7, 2025

I. SUMMARY OF APPLICATION
The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive orders issued by the Commission on June 7, 2019 and October 14, 2022 (the “Prior Orders”)2 that were granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1 with the result that no person will continue to rely on the Prior Orders if the Order is granted.
•Nuveen Churchill Direct Lending Corp. (“NCDL”), a Maryland corporation that has elected to be regulated as a business development company under the 1940 Act. The investment adviser to NCDL is DLC Advisor (as defined below) and the investment sub-advisers to NCDL are CAM (as defined below) and NAM (as defined below).

•NC SLF Inc. (“NC SLF”), a Maryland corporation that is a closed-end management investment company registered under the 1940 Act. The investment adviser to NC SLF is CAM.

•Nuveen Churchill Private Capital Income Fund (“PCAP”), a Delaware statutory trust that has elected to be regulated as a business development company under the 1940 Act. The investment adviser to PCAP is PCIF Advisor (as defined below) and the investment sub-advisers to PCAP are CAM and NAM.

•Nuveen Churchill BDC V (“BDC V”), a Delaware statutory trust that intends to elect to be regulated as a business development company under the 1940 Act. The investment adviser to BDC V will be CAM.

•Corient Registered Alternatives Fund (“Corient” and together with NCDL, NC SLF, PCAP, and BDC V, the “Existing Regulated Funds”), a Delaware statutory trust that is a closed-end management investment company registered under the 1940 Act. The investment sub-adviser to Corient is CAM.

•Churchill Asset Management LLC (“CAM”), and its successors,3 a Delaware limited liability company that serves as the investment adviser to NC SLF and certain Existing Affiliated Funds (as defined below) and as an investment sub-adviser to NCDL, PCAP, and Corient, and will serve as the investment adviser to BDC V. CAM is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

•Nuveen Asset Management, LLC (“NAM”), a Delaware limited liability company that serves as an investment sub-adviser to NCDL and PCAP, and its successors. NAM is an investment adviser registered under the Advisers Act.

•Churchill DLC Advisor LLC (“DLC Advisor”), a Delaware limited liability company that serves as the investment adviser to NCDL, and its successors. DLC Advisor is an investment adviser registered under the Advisers Act.

•Churchill PCIF Advisor LLC (“PCIF Advisor”), a Delaware limited liability company that serves as the investment adviser to PCAP, and its successors. PCIF Advisor is an investment adviser registered under the Advisers Act.

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
2 Nuveen Churchill BDC LLC, et al. (File No. 812-14898), Release Nos. IC-33475 (May 15, 2019) (notice) and IC-33503 (June 7, 2019) (order), as amended by Nuveen Churchill Direct Lending Corp., et al. (File No. 812-15322), Release Nos. IC-34702 (September 15, 2022) (notice) and IC-34728 (October 14, 2022) (order).
3 The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

•Arcmont Asset Management Limited (“Arcmont” and together with CAM, NAM, DLC Advisor and PCIF Advisor, the “Existing Advisers”), a United Kingdom corporation that serves as the investment adviser to certain Existing Affiliated Funds, and its successors. Arcmont is an exempt reporting adviser pursuant to Rule 203(m)-1 under the Advisers Act. All of the Existing Advisers are under common control.

•Teachers Insurance and Annuity Association of America (“TIAA”), the ultimate parent company for the Existing Advisers, that, from time to time, will hold various financial assets in a principal capacity and intends to participate in Co-Investment Transactions.

•MM Funding, LLC and Churchill MM Warehouse, LLC, each a Delaware limited liability company, and Churchill MM Warehouse 1, Ltd., a Cayman Islands corporation, all of which are wholly or majority owned subsidiaries of TIAA that, from time to time, will hold various financial assets in a principal capacity and intend to participate in Co-Investment Transactions (together with TIAA, the “Existing Proprietary Accounts”).

•Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund.

•Certain existing Affiliated Funds (as identified on Schedule B hereto), each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Existing Advisers, the Existing Proprietary Accounts and the Existing Wholly-Owned Subsidiaries, the “Applicants”).4
4 All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9
II. GENERAL DESCRIPTION OF THE APPLICANTS
A. Existing Regulated Funds
5 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.
The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.
In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.
6 “Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.
To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.
7 “Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
8 “Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with an Existing Adviser. The term “Adviser” also includes any internally-managed Regulated Fund.
9 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

NCDL. NCDL is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. NCDL was organized as a Delaware limited liability company in March 2018 and converted to a corporation under the Maryland General Corporation Law in June 2019. NCDL’s shares of common stock began trading on the New York Stock Exchange on January 25, 2024. NCDL has elected to be treated as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to qualify as a RIC in the future. NCDL’s investment objective is to generate attractive risk-adjusted returns through current income by investing primarily in senior secured loans to private equity-owned U.S. middle market companies. NCDL primarily focuses on investments in U.S. middle market companies with $10 million to $100 million of annual earnings before interest, taxes, depreciation and amortization (“EBITDA”). NCDL has a six member board (the “NCDL Board”), of which five members are not “interested persons” of NCDL within the meaning of Section 2(a)(19) of the Act (“Independent Directors”).10 The principal business address of NCDL is 375 Park Avenue, 9th Floor, New York, New York 10152.
NC SLF. NC SLF is an externally managed, closed-end, non-diversified management investment company that is registered under the 1940 Act. NC SLF was organized as a corporation under the Maryland General Corporation Law in January 2021, and has offered and sold its shares of common stock in private placement transactions pursuant to certain exemptions of the Securities Act of 1933, as amended (the “Securities Act”) and the laws of the states and jurisdictions where any offering is made. NC SLF has elected to be treated as a RIC under subchapter M of the Code and intends to continue to qualify as a RIC in the future. NC SLF’s investment objective is to generate current income and capital appreciation primarily by investing in or originating first lien and unitranche leveraged loans made to private equity-owned U.S. middle market companies. NC SLF focuses on investments in U.S. middle market companies with $10 million to $200 million of annual EBITDA. NC SLF has a three member board (the “NC SLF Board”), of which two members are Independent Directors. The principal business address of NC SLF is 375 Park Avenue, 9th Floor, New York, New York 10152.
PCAP. PCAP is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the 1940 Act. PCAP was organized as a Delaware statutory trust in February 2022. PCAP is currently offering its common shares of beneficial interest on a continuous basis, which is registered in every state in which PCAP is offering and selling such shares. PCAP has elected to be treated as a RIC under subchapter M of the Code and intends to continue to qualify as a RIC in the future. PCAP’s investment objective is to generate attractive risk-adjusted returns primarily through current income and, secondarily, long-term capital appreciation, by investing in a diversified portfolio of private debt and equity investments in U.S. middle market companies owned by leading private equity firms. PCAP focuses on investments in U.S. middle market companies with $10 million to $100 million of annual EBITDA. PCAP has a six member board (the “PCAP Board”), of which four members are Independent Directors. The principal business address of PCAP is 375 Park Avenue, 9th Floor, New York, New York 10152.
BDC V. BDC V is an externally managed, closed-end, non-diversified management investment company that intends to elect to be regulated as a business development company under the 1940 Act. BDC V was organized as a Delaware statutory trust in May 2025, and will offer and sell its common shares of beneficial interest in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. BDC V intends to elect to be treated as a RIC under subchapter M of the Code and intends to continue to qualify as a RIC in the future. BDC V’s investment objective will be to generate attractive risk-adjusted returns primarily through current income and, secondarily, long-term capital appreciation, by investing in a diversified portfolio of private debt and equity investments in U.S. middle market companies owned by leading private equity firms. BDC V will primarily focus on investments in U.S. middle market companies with $10 million to $100 million of annual EBITDA. BDC V will have a five member board (the “BDC V Board”), of which four members will be Independent Directors. The principal business address of BDC V is 375 Park Avenue, 9th Floor, New York, New York 10152.
Corient. Corient is an externally managed, closed-end, non-diversified management investment company that is registered under the 1940 Act. Corient was organized as a Delaware statutory trust in September 2024. Corient is
10 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.

currently offering its common shares of beneficial interest in private placement transactions pursuant to certain exemptions of the Securities Act and the laws of the states and jurisdictions where any offering is made. Corient intends to elect to be treated as a RIC under subchapter M of the Code and intends to continue to qualify as a RIC in the future. Corient’s investment objective is to seek long-term capital appreciation and, to a lesser extent, income by investing at least 80% of its net assets in alternatives investments and investments with exposure to alternatives investments, which include, without limitation, direct primary private equity investments and co-investments and secondary purchases of such investments (the “PE Assets”). Corient’s primary investment adviser is Segall Bryant & Hamill, LLC11 (“Segall”). Corient's investment adviser, Segall, has entered into a sub-advisory agreement with CAM, pursuant to which CAM serves as the investment sub-adviser to Corient. CAM serves as the investment sub-adviser managing the PE Assets portion of Corient’s portfolio. Corient has a four member board (the “Corient Board” and together with the NCDL Board, the NC SLF Board, the PCAP Board, the BDC V Board, and any Future Regulated Fund's board of directors, the “Board”), of which three are Independent Directors. The principal business address of Corient is 2 South Biscayne Blvd., Suite 3200, Miami, Florida 33131.
B. The Existing Wholly-Owned Subsidiaries
Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of an Existing Regulated Fund whose sole business purpose is to hold one or more investments on behalf of such Existing Regulated Fund. Each of the Existing Wholly-Owned Subsidiaries is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund. The Existing Wholly-Owned Subsidiaries are not registered investment companies or business development companies.
C. The Existing Affiliated Funds and the Existing Proprietary Accounts
The Existing Affiliated Funds are investment funds, each of whose investment adviser is an Adviser and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act.12 A list of the Existing Affiliated Funds and their respective investment adviser is included on Schedule B hereto.
The Existing Proprietary Accounts will, from time to time, hold various financial assets in a principal capacity. TIAA operates various business lines through its wholly or majority owned subsidiaries, and the wholly or majority owned subsidiaries that exist and currently intend to participate in Co-Investment Transactions have been included as Applicants herein.
D. The Existing Advisers
Each of CAM, NAM, DLC Advisor, and PCIF Advisor was organized as a limited liability company under the laws of the state of Delaware, is privately held, and has registered with the Commission pursuant to Section 203 of the Advisers Act. Arcmont was organized as a corporation under the laws of the United Kingdom and reports to the Commission as an exempt reporting adviser pursuant to Rule 203(m)-1 under the Advisers Act. Each of the Existing Advisers is a wholly owned or majority owned subsidiary of TIAA. No other person or entity currently owns 25% or more of any Existing Adviser.
CAM. CAM serves as the investment adviser to NC SLF, certain Existing Affiliated Funds, and the Existing Proprietary Accounts pursuant to the terms of their respective investment advisory agreements, and as an investment sub-adviser to NCDL, PCAP and Corient pursuant to the terms of their respective investment sub-advisory agreements. CAM also will serve as the investment adviser to BDC V pursuant to the terms of an investment advisory agreement. CAM will review investments with respect to the Existing Regulated Funds, the Existing Affiliated Funds, and the Existing Proprietary Accounts for which it serves as investment adviser or investment sub-adviser to determine whether or not each entity should invest in a new portfolio company or make a follow-on investment to an existing portfolio company and, if so, to what extent.
11 Segall is not (i) an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of any Adviser; or (ii) an affiliated person of an affiliated person of any Adviser, except for the affiliation that arises as a result of serving as the investment adviser to Corient that is sub-advised by CAM.
12 In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

NAM. NAM serves as an investment sub-adviser to NCDL and PCAP pursuant to the terms of their respective investment sub-advisory agreements. NAM will review investments with respect to the NCDL and PCAP to determine whether or not each entity should invest in certain liquid investments, and, if so, to what extent.
DLC Advisor. DLC Advisor serves as the investment adviser to NCDL pursuant to the terms of its investment advisory agreement with NCDL. DLC Advisor will review investments with respect to NCDL to determine whether or not NCDL should invest in a new portfolio company or make a follow-on investment to an existing portfolio company and, if so, to what extent.
PCIF Advisor. PCIF Advisor serves as the investment adviser to PCAP pursuant to the terms of its investment advisory agreement with PCAP. PCIF Advisor will review investments with respect to PCAP to determine whether or not PCAP should invest in a new portfolio company or make a follow-on investment to an existing portfolio company and, if so, to what extent.
Arcmont. Arcmont serves as the investment adviser to certain Existing Affiliated Funds pursuant to the terms of their respective investment advisory agreements. Arcmont will review investments with respect to the Existing Affiliated Funds for which it serves as investment adviser to determine whether or not each entity should invest in a new portfolio company or make a follow-on investment to an existing portfolio company and, if so, to what extent.
III. ORDER REQUESTED
The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.
A. Applicable Law
Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”
Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”13 in which the fund is a participant without first obtaining an order from the SEC.
Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).
Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
13 Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

B. Need for Relief
Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). The Existing Advisers are each wholly owned or majority owned subsidiaries of TIAA, are under common control, and are thus affiliated persons of each other. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.
C. Conditions
Applicants agree that any Order granting the requested relief will be subject to the following Conditions.
1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.14
2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,15 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,16 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.
14 Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
15 Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
16 Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.17
4. No Remuneration. Any transaction fee18 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).
5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.19
6. Dispositions:
(a) Prior to any Disposition20 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.
(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.21
7. Board Oversight
(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.
(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably
17 Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
18 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
19 The Affiliated Entities may adopt shared Co-Investment Policies.
20 “Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
21 “Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.
(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.
(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.
(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.
8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).22
9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.
IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED
Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.
A. Potential Benefits to the Regulated Funds and their Shareholders
Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.
B. Shareholder Protections
Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is
22 If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.
V. PRECEDENTS
The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).23 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.
VI. PROCEDURAL MATTERS
A. Communications
Please address all communications concerning this Application, the Notice and the Order to:
John D. McCally, Esq.
General Counsel
Churchill Asset Management LLC
8500 Andrew Carnegie Blvd
Charlotte, NC 28262
(212) 478-9200
john.mccally@churchillam.com
Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:
Steven B. Boehm, Esq.
Anne G. Oberndorf, Esq.
Payam Siadatpour, Esq.
Sara Sabour Nasseri, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, N.W.
Washington, D.C. 20001
(202) 383-0100
anneoberndorf@eversheds-sutherland.com
B. Authorizations
The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.
Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions
23 See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.
The Applicants have caused this Application to be duly signed on their behalf on the 7th day of July, 2025.

Nuveen Churchill Direct Lending Corp.

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Vice President and Secretary

NC SLF Inc.

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Vice President and Secretary

Nuveen Churchill Private Capital Income Fund

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Vice President and Secretary

Nuveen Churchill BDC V

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Vice President and Secretary

Corient Registered Alternatives Fund

By:	Churchill Asset Management LLC, its investment sub-adviser

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	General Counsel

Churchill Asset Management LLC

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	General Counsel

1

Nuveen Asset Management, LLC

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Managing Director

Churchill DLC Advisor LLC

By:	NCBDC Holdings LLC, its sole member

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Secretary and Senior Managing Director

Churchill PCIF Advisor LLC

By:	NCPC Holdings LLC, its sole member

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Secretary and Senior Managing Director

Arcmont Asset Management Limited

By:	Churchill Asset Management LLC pursuant to a power of attorney

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	General Counsel
Existing Wholly-Owned Subsidiaries:

Churchill NCDLC CLO-I, LLC
Churchill NCDLC CLO-II, LLC
Churchill NCDLC CLO-III, LLC
Nuveen Churchill BDC SPV IV, LLC
Nuveen Churchill BDC SPV V, LLC
NCDL Equity Holdings LLC
NC SLF SPV I, LLC
Churchill NCPCIF CLO-I LLC
NCPIF Equity Holdings LLC
NCPCIF SPV II, LLC
NCPCIF SPV III, LLC
Churchill NCPCIF CLO-II LLC
NCPCIF BSL SPV I, LLC

2

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Vice President and Secretary

CoRA Blocker (US) LLC

By:     Churchill Asset Management LLC, its investment sub-adviser

By:    /s/ John D. McCally
Name:    John D. McCally
Title:    General Counsel

Existing Proprietary Accounts:

Teachers Insurance and Annuity Association of America
MM Funding, LLC
Churchill MM Warehouse, LLC
Churchill MM Warehouse 1, Ltd.

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Authorized Signatory

Existing Affiliated Funds:

Churchill Middle Market Senior Loan Fund, LP
TGAM Churchill Middle Market Senior Loan Fund K, LP
Churchill Middle Market CLO IV Ltd.
NAP Investors Fund, L.P.
Nuveen Junior Capital Opportunities Fund, SCSp
Churchill Middle Market Senior Loan Fund II – K (Unlevered), LP
Churchill Middle Market Senior Loan Fund II – European Fund
Churchill Middle Market Senior Loan Fund II – European Co-Invest Fund
Churchill Middle Market Senior Loan Fund II – Master Fund, LP
Churchill Middle Market CLO III LLC
Churchill MMSLF CLO-IV, Ltd.
CNV Investor Fund SCSp
Churchill Co-Investment Partners, L.P.
Churchill Secondary Partners, L.P.
Churchill Middle Market Senior Loan Fund – Master Fund SCSp – SICAV-RAIF – Fund IV
Churchill Junior Capital Opportunities Fund II Master SCSp
CM Senior Master, LP
CM Multi Master, LP
3

Nuveen Multi-Asset Credit Fund, LP
Churchill Middle Market CLO VII Ltd.
Churchill Middle Market Senior Loan Fund (JPY) Series 2022, L.P.
Churchill Capital Holdings, LLC
Churchill Co-Investment Holdings, LLC
Churchill Middle Market Senior Loan Fund – Canada, L.P.
Churchill MMSL V-L Investment Subsidiary, LP
Churchill Middle Market Senior Loan Fund - Master Fund SCSp, SICAV-RAIF - Fund V
Churchill CIP II Aggregator, L.P.
Churchill CIP II Aggregator (ECI), L.P.
Churchill Arbor GP Solutions, LP
Churchill Junior Capital Opportunities Fund – Vehicle A SCSp, SICAV-RAIF – Fund III
Churchill Junior Capital Opportunities Fund – Vehicle B SCSp, SICAV-RAIF – Fund III
Churchill Junior Capital Opportunities Fund – Vehicle C, L.P. – Fund III
Churchill Middle Market CLO V LLC
Churchill Middle Market Senior Loan Fund V – Unlevered, LP
Churchill MMSLF CLO-III, LP
CM II Multi Master, LP
CM II Senior Master, LP
CNV Investor Aggregator, LP
Copper Direct Lending L.P.
JCOF II FT Aggregator, LLC
NPC CFO 2023-1 Ltd.
NPC SIP 2024-1 Ltd.
SIP Finance LP
Distressed Opportunities Fund LP
LDB Churchill Equity Program, LLC
Churchill CFO 2022-1 Ltd.
Churchill Secondaries Solutions II Master Fund, SCSp
Churchill Secondaries Solutions II Co-Invest Master Fund, SCSp
Churchill Secondary Partners II, L.P.

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Authorized Signatory

Existing Affiliated Funds:

Direct Lending Fund IV (Master) SCA SICAV-RAIF - Direct Lending Compartment
Direct Lending Fund IV (Master) SCA SICAV-RAIF - Senior Compartment
Direct Lending Fund IV (Master) SCA SICAV-RAIF - Co-Investment Compartment
4

Direct Lending Fund IV (Master) SCA SICAV-RAIF - Direct Lending 10 Compartment
Direct Lending Fund IV (Master-L) SCA SICAV-RAIF - Direct Lending Leveraged Compartment
Direct Lending Fund IV (Master-L) SCA SICAV-RAIF - Senior Leveraged Compartment
Direct Lending Fund V (Master) SCA SICAV-RAIF - Direct Lending Compartment
Direct Lending Fund V (Master) SCA SICAV-RAIF - Senior Compartment
Direct Lending Fund V (Master) SCA SICAV-RAIF - Co-Investment Compartment
Direct Lending Fund V (Master-L) SCA SICAV-RAIF - Direct Lending Leveraged Compartment
Direct Lending Fund V (Master-L) SCA SICAV-RAIF - Senior Leveraged Compartment
Arcmont Capital Solutions Fund I (Master) SCA SICAV-RAIF - Compartment 1
Capital Solutions Fund II (Master) SCA SICAV-RAIF - Compartment 1
Impact Lending Fund I (Master) SCA SICAV-RAIF - Compartment 1
Direct Lending Evergreen Fund SLP
Direct Lending Evergreen (Senior) Fund SLP
Direct Lending Evergreen (L) Fund SLP
Nuveen Private Capital SL SCA SICAV-RAIF - Nuveen Private Credit Europe Fund I
Senior Loan Fund II (Master) SCA SICAV-RAIF - Unleveraged
Senior Loan Fund II (Master) SCA SICAV-RAIF - Leveraged
Private Debt Fund (K) SLP
Private Debt SMA (A) SLP
Private Debt SMA (L) SLP
Private Debt SMA (NST) SLP
Private Debt SMA (Q) SLP
CS Private Debt SLP
Private Debt SMA (C) SLP
Private Debt SMA (G) SLP
Private Debt SMA (F) SLP
Private Debt SMA (KP) SLP
Private Debt SMA (OS) SLP
Private Debt SMA (Generali) SCA SICAV-RAIF
Private Debt SMA (P) SLP
Amber 2022 Direct Lending Fund SCA SICAV-RAIF
Private Debt SMA (G2) SLP
Private Debt SMA (I) SLP
Private Debt SMA (FC) SCA SICAV-RAIF
Arcmont Private Debt SMA (A2) SLP
Arcmont Private Debt SMA (A2 Co-Invest) SLP
Private Debt SMA (DC) SLP
Private Debt SMA (R) SLP
Private Debt SMA (Quartz) SLP
5

Private Debt SMA (MR) SLP
Arcmont Private Debt SMA (A-Impact) SLP
Private Debt SMA (LDB) SLP
Private Debt SMA (T) SLP
Impact Lending Fund I (EUR) SLP
Private Debt SMA (TS) SLP
NPC Private Debt SMA (E) SLP

By:	Churchill Asset Management LLC pursuant to a power of attorney

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	General Counsel

6

Exhibit A
Verification
The undersigned states that he has duly executed the attached application dated as of July 7, 2025 for and on behalf of the entities listed below; that he holds office with such entity as indicated below and that all action by directors, officers, stockholders, general partners, trustees or members of each entity and any other body necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Nuveen Churchill Direct Lending Corp.

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Vice President and Secretary

NC SLF Inc.

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Vice President and Secretary

Nuveen Churchill Private Capital Income Fund

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Vice President and Secretary

Nuveen Churchill BDC V

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Vice President and Secretary

Corient Registered Alternatives Fund

By:	Churchill Asset Management LLC, its investment sub-adviser

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	General Counsel

1

Churchill Asset Management LLC

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	General Counsel

Nuveen Asset Management, LLC

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Managing Director

Churchill DLC Advisor LLC

By:	NCBDC Holdings LLC, its sole member

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Secretary and Senior Managing Director

Churchill PCIF Advisor LLC

By:	NCPC Holdings LLC, its sole member

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Secretary and Senior Managing Director

Arcmont Asset Management Limited

By:	Churchill Asset Management LLC pursuant to a power of attorney

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	General Counsel

Existing Wholly-Owned Subsidiaries:

Churchill NCDLC CLO-I, LLC
Churchill NCDLC CLO-II, LLC
Churchill NCDLC CLO-III, LLC
Nuveen Churchill BDC SPV IV, LLC
Nuveen Churchill BDC SPV V, LLC
NCDL Equity Holdings LLC
NC SLF SPV I, LLC
2

Churchill NCPCIF CLO-I LLC
NCPIF Equity Holdings LLC
NCPCIF SPV II, LLC
NCPCIF SPV III, LLC
Churchill NCPCIF CLO-II LLC
NCPCIF BSL SPV I, LLC

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Vice President and Secretary

CoRA Blocker (US) LLC

By:     Churchill Asset Management LLC, its investment sub-adviser

By:    /s/ John D. McCally
Name:    John D. McCally
Title:    General Counsel

Existing Proprietary Accounts:

Teachers Insurance and Annuity Association of America
MM Funding, LLC
Churchill MM Warehouse, LLC
Churchill MM Warehouse 1, Ltd.

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Authorized Signatory

Existing Affiliated Funds:

Churchill Middle Market Senior Loan Fund, LP
TGAM Churchill Middle Market Senior Loan Fund K, LP
Churchill Middle Market CLO IV Ltd.
NAP Investors Fund, L.P.
Nuveen Junior Capital Opportunities Fund, SCSp
Churchill Middle Market Senior Loan Fund II – K (Unlevered), LP
Churchill Middle Market Senior Loan Fund II – European Fund
Churchill Middle Market Senior Loan Fund II – European Co-Invest Fund
Churchill Middle Market Senior Loan Fund II – Master Fund, LP
Churchill Middle Market CLO III LLC
Churchill MMSLF CLO-IV, Ltd.
CNV Investor Fund SCSp
Churchill Co-Investment Partners, L.P.
3

Churchill Secondary Partners, L.P.
Churchill Middle Market Senior Loan Fund – Master Fund SCSp – SICAV-RAIF – Fund IV
Churchill Junior Capital Opportunities Fund II Master SCSp
CM Senior Master, LP
CM Multi Master, LP
Nuveen Multi-Asset Credit Fund, LP
Churchill Middle Market CLO VII Ltd.
Churchill Middle Market Senior Loan Fund (JPY) Series 2022, L.P.
Churchill Capital Holdings, LLC
Churchill Co-Investment Holdings, LLC
Churchill Middle Market Senior Loan Fund – Canada, L.P.
Churchill MMSL V-L Investment Subsidiary, LP
Churchill Middle Market Senior Loan Fund - Master Fund SCSp, SICAV-RAIF - Fund V
Churchill CIP II Aggregator, L.P.
Churchill CIP II Aggregator (ECI), L.P.
Churchill Arbor GP Solutions, LP
Churchill Junior Capital Opportunities Fund – Vehicle A SCSp, SICAV-RAIF – Fund III
Churchill Junior Capital Opportunities Fund – Vehicle B SCSp, SICAV-RAIF – Fund III
Churchill Junior Capital Opportunities Fund – Vehicle C, L.P. – Fund III
Churchill Middle Market CLO V LLC
Churchill Middle Market Senior Loan Fund V – Unlevered, LP
Churchill MMSLF CLO-III, LP
CM II Multi Master, LP
CM II Senior Master, LP
CNV Investor Aggregator, LP
Copper Direct Lending L.P.
JCOF II FT Aggregator, LLC
NPC CFO 2023-1 Ltd.
NPC SIP 2024-1 Ltd.
SIP Finance LP
Distressed Opportunities Fund LP
LDB Churchill Equity Program, LLC
Churchill CFO 2022-1 Ltd.
Churchill Secondaries Solutions II Master Fund, SCSp
Churchill Secondaries Solutions II Co-Invest Master Fund, SCSp
Churchill Secondary Partners II, L.P.

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	Authorized Signatory

Existing Affiliated Funds:
4

Direct Lending Fund IV (Master) SCA SICAV-RAIF - Direct Lending Compartment
Direct Lending Fund IV (Master) SCA SICAV-RAIF - Senior Compartment
Direct Lending Fund IV (Master) SCA SICAV-RAIF - Co-Investment Compartment
Direct Lending Fund IV (Master) SCA SICAV-RAIF - Direct Lending 10 Compartment
Direct Lending Fund IV (Master-L) SCA SICAV-RAIF - Direct Lending Leveraged Compartment
Direct Lending Fund IV (Master-L) SCA SICAV-RAIF - Senior Leveraged Compartment
Direct Lending Fund V (Master) SCA SICAV-RAIF - Direct Lending Compartment
Direct Lending Fund V (Master) SCA SICAV-RAIF - Senior Compartment
Direct Lending Fund V (Master) SCA SICAV-RAIF - Co-Investment Compartment
Direct Lending Fund V (Master-L) SCA SICAV-RAIF - Direct Lending Leveraged Compartment
Direct Lending Fund V (Master-L) SCA SICAV-RAIF - Senior Leveraged Compartment
Arcmont Capital Solutions Fund I (Master) SCA SICAV-RAIF - Compartment 1
Capital Solutions Fund II (Master) SCA SICAV-RAIF - Compartment 1
Impact Lending Fund I (Master) SCA SICAV-RAIF - Compartment 1
Direct Lending Evergreen Fund SLP
Direct Lending Evergreen (Senior) Fund SLP
Direct Lending Evergreen (L) Fund SLP
Nuveen Private Capital SL SCA SICAV-RAIF - Nuveen Private Credit Europe Fund I
Senior Loan Fund II (Master) SCA SICAV-RAIF - Unleveraged
Senior Loan Fund II (Master) SCA SICAV-RAIF - Leveraged
Private Debt Fund (K) SLP
Private Debt SMA (A) SLP
Private Debt SMA (L) SLP
Private Debt SMA (NST) SLP
Private Debt SMA (Q) SLP
CS Private Debt SLP
Private Debt SMA (C) SLP
Private Debt SMA (G) SLP
Private Debt SMA (F) SLP
Private Debt SMA (KP) SLP
Private Debt SMA (OS) SLP
Private Debt SMA (Generali) SCA SICAV-RAIF
Private Debt SMA (P) SLP
Amber 2022 Direct Lending Fund SCA SICAV-RAIF
Private Debt SMA (G2) SLP
5

Private Debt SMA (I) SLP
Private Debt SMA (FC) SCA SICAV-RAIF
Arcmont Private Debt SMA (A2) SLP
Arcmont Private Debt SMA (A2 Co-Invest) SLP
Private Debt SMA (DC) SLP
Private Debt SMA (R) SLP
Private Debt SMA (Quartz) SLP
Private Debt SMA (MR) SLP
Arcmont Private Debt SMA (A-Impact) SLP
Private Debt SMA (LDB) SLP
Private Debt SMA (T) SLP
Impact Lending Fund I (EUR) SLP
Private Debt SMA (TS) SLP
NPC Private Debt SMA (E) SLP

By:	Churchill Asset Management LLC pursuant to a power of attorney

By:	/s/ John D. McCally
Name:	John D. McCally
Title:	General Counsel

6

Exhibit B.1

RESOLUTIONS OF THE BOARD OF DIRECTORS OF

NUVEEN CHURCHILL DIRECT LENDING CORP.

WHEREAS, the Board deems it is advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “SEC”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and each of them hereby is, authorized and directed on behalf of the Company and in its name and on behalf of the Company, to prepare, execute, and cause to be filed with the Commission the Application,  and to do such other acts or things and execute such other documents, including any amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Commission’s staff and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof;

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, Treasurer, Chief Compliance Officer, Vice President, Secretary and Controller of the Company shall be the Authorized Officers of the Company (collectively, the “Authorized Officers”).

(Approved on April 9, 2025)

1

Exhibit B.2

RESOLUTIONS OF THE BOARD OF DIRECTORS OF

NC SLF INC.

WHEREAS, the Board deems it is advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “SEC”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and each of them hereby is, authorized and directed on behalf of the Company and in its name and on behalf of the Company, to prepare, execute, and cause to be filed with the Commission the Application,  and to do such other acts or things and execute such other documents, including any amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Commission’s staff and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof;

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, Treasurer, Chief Compliance Officer, Vice President, Secretary and Controller of the Company shall be the Authorized Officers of the Company (collectively, the “Authorized Officers”).

(Approved on April 9, 2025)

2

Exhibit B.3

RESOLUTIONS OF THE BOARD OF TRUSTEES OF

NUVEEN CHURCHILL PRIVATE CAPITAL INCOME FUND

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “SEC”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission the Application,  and to do such other acts or things and execute such other documents, including any amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Commission’s staff and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof;

FURTHER RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, Treasurer, Chief Compliance Officer, Vice President, Secretary and Controller of the Fund shall be the Authorized Officers of the Fund (collectively, the “Authorized Officers”).

(Approved on April 9, 2025)

3

Exhibit B.4

RESOLUTIONS OF THE SOLE TRUSTEE OF THE BOARD OF TRUSTEES OF

NUVEEN CHURCHILL BDC V

WHEREAS, the undersigned sole trustee of the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “SEC”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers (as defined below) be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission the Application, and to do such other acts or things and execute such other documents, including any amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Commission’s staff and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof;

FURTHER RESOLVED, that any and all actions previously taken by the Fund or the sole trustee or any officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, Chief Accounting Officer, Treasurer, Chief Compliance Officer, Vice President, and Secretary of the Fund shall be the Authorized Officers of the Fund (collectively, the “Authorized Officers”).

(Approved on June 26, 2025)

4

Exhibit B.5

RESOLUTIONS OF THE BOARD OF TRUSTEES OF

CORIENT REGISTERED ALTERNATIVES FUND

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “SEC”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that Churchill Asset Management LLC (“Churchill”), in its capacity as the Fund’s investment sub-adviser, and the authorized officers and employees of Churchill (the “Authorized Persons”) be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission the Application,  and to do such other acts or things and execute such other documents, including any amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Commission’s staff and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Persons preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

FURTHER RESOLVED, that the Authorized Persons be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of Fund, to perform all of the agreements and obligations of the Fund in connection with the foregoing resolutions, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, and to engage such persons as the Authorized Persons may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Persons of any such documents, instruments, agreements, undertakings and certificates, or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Persons’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Fund thereof; and

FURTHER RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

(Approved on April 9, 2025)
5

Schedule A – Existing Wholly-Owned Subsidiaries

Existing Wholly-Owned Subsidiaries of Nuveen Churchill Direct Lending Corp.:

Churchill NCDLC CLO-I, LLC
Churchill NCDLC CLO-II, LLC
Churchill NCDLC CLO-III, LLC
Nuveen Churchill BDC SPV IV, LLC
Nuveen Churchill BDC SPV V, LLC
NCDL Equity Holdings LLC

Existing Wholly-Owned Subsidiary of NC SLF Inc.:

NC SLF SPV I, LLC

Existing Wholly-Owned Subsidiaries of Nuveen Churchill Private Capital Income Fund:

Churchill NCPCIF CLO-I LLC
NCPIF Equity Holdings LLC
NCPCIF SPV II, LLC
NCPCIF SPV III, LLC
Churchill NCPCIF CLO-II LLC
NCPCIF BSL SPV I, LLC

Existing Wholly-Owned Subsidiaries of Nuveen Churchill BDC V:

None

Existing Wholly-Owned Subsidiary of Corient Registered Alternatives Fund:

CoRA Blocker (US) LLC

1

Schedule B – Existing Affiliated Funds

Existing Affiliated Funds Advised or Sub-Advised by Churchill Asset Management LLC:

Churchill Middle Market Senior Loan Fund, LP
TGAM Churchill Middle Market Senior Loan Fund K, LP
Churchill Middle Market CLO IV Ltd.
NAP Investors Fund, L.P.
Nuveen Junior Capital Opportunities Fund, SCSp
Churchill Middle Market Senior Loan Fund II – K (Unlevered), LP
Churchill Middle Market Senior Loan Fund II – European Fund
Churchill Middle Market Senior Loan Fund II – European Co-Invest Fund
Churchill Middle Market Senior Loan Fund II – Master Fund, LP
Churchill Middle Market CLO III LLC
Churchill MMSLF CLO-IV, Ltd.
CNV Investor Fund SCSp
Churchill Co-Investment Partners, L.P.
Churchill Secondary Partners, L.P.
Churchill Middle Market Senior Loan Fund – Master Fund SCSp – SICAV-RAIF – Fund IV
Churchill Junior Capital Opportunities Fund II Master SCSp
CM Senior Master, LP
CM Multi Master, LP
Nuveen Multi-Asset Credit Fund, LP
Churchill Middle Market CLO VII Ltd.
Churchill Middle Market Senior Loan Fund (JPY) Series 2022, L.P.
Churchill Capital Holdings, LLC
Churchill Co-Investment Holdings, LLC
Churchill Middle Market Senior Loan Fund – Canada, L.P.
Churchill MMSL V-L Investment Subsidiary, LP
Churchill Middle Market Senior Loan Fund - Master Fund SCSp, SICAV-RAIF - Fund V
Churchill CIP II Aggregator, L.P.
Churchill CIP II Aggregator (ECI), L.P.
Churchill Arbor GP Solutions, LP
Churchill Junior Capital Opportunities Fund – Vehicle A SCSp, SICAV-RAIF – Fund III
Churchill Junior Capital Opportunities Fund – Vehicle B SCSp, SICAV-RAIF – Fund III
Churchill Junior Capital Opportunities Fund – Vehicle C, L.P. – Fund III
Churchill Middle Market CLO V LLC
Churchill Middle Market Senior Loan Fund V – Unlevered, LP
Churchill MMSLF CLO-III, LP
CM II Multi Master, LP
CM II Senior Master, LP
CNV Investor Aggregator, LP
Copper Direct Lending L.P.
JCOF II FT Aggregator, LLC
NPC CFO 2023-1 Ltd.
NPC SIP 2024-1 Ltd.
SIP Finance LP
Distressed Opportunities Fund LP
LDB Churchill Equity Program, LLC
Churchill CFO 2022-1 Ltd.
Churchill Secondaries Solutions II Master Fund, SCSp
Churchill Secondaries Solutions II Co-Invest Master Fund, SCSp
Churchill Secondary Partners II, L.P.

1

Existing Affiliated Funds Advised by Arcmont Asset Management Limited:

Direct Lending Fund IV (Master) SCA SICAV-RAIF - Direct Lending Compartment
Direct Lending Fund IV (Master) SCA SICAV-RAIF - Senior Compartment
Direct Lending Fund IV (Master) SCA SICAV-RAIF - Co-Investment Compartment
Direct Lending Fund IV (Master) SCA SICAV-RAIF - Direct Lending 10 Compartment
Direct Lending Fund IV (Master-L) SCA SICAV-RAIF - Direct Lending Leveraged Compartment
Direct Lending Fund IV (Master-L) SCA SICAV-RAIF - Senior Leveraged Compartment
Direct Lending Fund V (Master) SCA SICAV-RAIF - Direct Lending Compartment
Direct Lending Fund V (Master) SCA SICAV-RAIF - Senior Compartment
Direct Lending Fund V (Master) SCA SICAV-RAIF - Co-Investment Compartment
Direct Lending Fund V (Master-L) SCA SICAV-RAIF - Direct Lending Leveraged Compartment
Direct Lending Fund V (Master-L) SCA SICAV-RAIF - Senior Leveraged Compartment
Arcmont Capital Solutions Fund I (Master) SCA SICAV-RAIF - Compartment 1
Capital Solutions Fund II (Master) SCA SICAV-RAIF - Compartment 1
Impact Lending Fund I (Master) SCA SICAV-RAIF - Compartment 1
Direct Lending Evergreen Fund SLP
Direct Lending Evergreen (Senior) Fund SLP
Direct Lending Evergreen (L) Fund SLP
Nuveen Private Capital SL SCA SICAV-RAIF - Nuveen Private Credit Europe Fund I
Senior Loan Fund II (Master) SCA SICAV-RAIF - Unleveraged
Senior Loan Fund II (Master) SCA SICAV-RAIF - Leveraged
Private Debt Fund (K) SLP
Private Debt SMA (A) SLP
Private Debt SMA (L) SLP
Private Debt SMA (NST) SLP
Private Debt SMA (Q) SLP
CS Private Debt SLP
Private Debt SMA (C) SLP
Private Debt SMA (G) SLP
Private Debt SMA (F) SLP
Private Debt SMA (KP) SLP
Private Debt SMA (OS) SLP
Private Debt SMA (Generali) SCA SICAV-RAIF
Private Debt SMA (P) SLP
Amber 2022 Direct Lending Fund SCA SICAV-RAIF
Private Debt SMA (G2) SLP
Private Debt SMA (I) SLP
Private Debt SMA (FC) SCA SICAV-RAIF
Arcmont Private Debt SMA (A2) SLP
Arcmont Private Debt SMA (A2 Co-Invest) SLP
Private Debt SMA (DC) SLP
Private Debt SMA (R) SLP
Private Debt SMA (Quartz) SLP
Private Debt SMA (MR) SLP
Arcmont Private Debt SMA (A-Impact) SLP
Private Debt SMA (LDB) SLP
Private Debt SMA (T) SLP
Impact Lending Fund I (EUR) SLP
Private Debt SMA (TS) SLP
NPC Private Debt SMA (E) SLP

2